UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

STRATIVATION, INC.

(Exact name of Registrant as specified in its corporate charter)

Delaware	0-26285	87-0419387
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

10900 Wilshire Boulevard, Suite 500 Los Angeles, California 90024
(Address of principal executive offices)

(310) 208-1182
(Issuer’s Telephone Number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS.

This Information Statement is being furnished to all holders of record of the common stock of Strativation, Inc., a Delaware corporation, as of the close of business on July 26, 2006, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission’s (the “Commission”) Rule 14f-1. This Information Statement will be mailed to the Company’s shareholders of record on or about July 26, 2006.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “Statement”) is being circulated to the shareholders of Strativation, Inc., a Delaware corporation (the “Company” or the “Registrant”), in connection with the transaction described more fully below. The Company is a reporting company pursuant to the Exchange Act.

The Transaction

On July 18, 2006, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with seventeen accredited investors (collectively, the “Purchasers”), pursuant to which the Company agreed to issue 3,800,000 shares of the Company’s common stock (the “Shares”) to the Purchasers. The consideration received by the Company for the issuance of the Shares was an aggregate of $237,669. All consideration received by the Company for the issuance of the Shares was used to satisfy existing liabilities of the Company. There are no material relationships between the Company or its affiliates and any of the parties of the Stock Purchase Agreement other than as disclosed in Item 5.02 of the Company’s Current Report on Form 8-K, filed with the Commission on July 24, 2006 (the “Form 8-K”).

In connection with the transaction, the Company agreed to appoint one new director, Mr. Silas Phillips, to the Company’s Board of Directors. Such appointment is subject to the conclusion of the 10-day period (the “10-day Period”) that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Company’s stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about July 26, 2006. The 10-day Period is expected to conclude on or about August 5, 2006. Effective July 18, 2006, all of the Company’s former officers resigned their positions and Mr. Silas Phillips was also appointed as the Company’s new Chief Executive Officer, Chief Financial Officer, and Secretary. On July 18, 2006, one of the Company’s two then current directors also resigned as directors. Mr. George LeFevre remained as director of the Company but will resign as director at the conclusion of the 10-day period described below.

The Stock Purchase Agreement is included as Exhibit 10.1 to the Company’s Form 8-K, and the discussion of the Stock Purchase Agreement set forth herein is qualified in its entirety by reference to such Exhibit 10.1. The Company hopes that the transaction described above will increase the value of its common stock to its shareholders, although there is no guarantee that it will do so.

Changes in Majority of Directors

As part of the transaction, following the conclusion of the 10-day Period, the following changes to the Company’s directors and officers have occurred or will occur:

⁪	Mr. Scott Absher resigned as the Company’s Chief Executive Officer and Director, effective July 18, 2006.

⁪	Mr. George LeFevre resigned as Chief Financial Officer and Secretary of the Company, effective July 18, 2006, but remains a Director. Mr. LeFevre will resign as a Director following the 10-day Period.

⁪	Mr. Silas Phillips was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, and Secretary as of July 18, 2006.

⁪	Mr. Silas Phillips was also appointed as Director of the Company, subject to the 10-day Period.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the transaction discussed above and contains certain biographical and other information concerning the executive officers and directors of the Company after the closing of the transaction. Additional information about the transaction is contained in the Company’s Current Report on Form 8-K filed with the Commission on July 24, 2006. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

DESCRIPTION OF VOTING SECURITIES

The Company currently has 10,636,000 shares of common stock issued and outstanding, which are entitled to one vote per common share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding ownership of the common stock as of July 25, 2006 by: (1) each person who is known by the Registrant to beneficially own more than 5% of any classes of outstanding stock, and (2) each director of the company, the Chief Executive Officer, and the four most highly compensated executive officers other than the Chief Executive Officer who earned in excess of $100,000 for all services in all capacities, and all directors and executive officers of the company as a group.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 and 13d-5 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted. With the exception of Mr. Scott Absher, whose address is 18101 Von Karman Avenue, Suite 330, Irvine, California 92612, the address of the other listed individuals is Strativation, Inc., c/o Richardson & Patel LLP, 10900 Wilshire Boulevard, Suite 500, Los Angeles, California 90024.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Scott Absher	2,250,000	21%
Common	Erick Richardson	968,024	9%
Common	Nimish Patel	968,024	9%

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Scott Absher (1)	2,250,000	21%
Common	George LeFevre (2)	500,000	4%
Common	Silas Phillips	322,674	3%
Common	All officers and directors as a group	3,072,674	28%

____________

The above tables in this section are based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 10,636,000 shares of common stock outstanding as of July 26, 2006.

(1) Effective July 18, 2006, Scott Absher resigned as Chief Executive Officer and Director of the Registrant.

(2) Effective July 18, 2006, George LeFevre resigned as Chief Financial Officer and Secretary of the Registrant, but remains a Director. Mr. LeFevre will resign as a Director following the 10-day Period, leaving Silas Phillips as the sole director of the Registrant.

DIRECTORS AND EXECUTIVE OFFICERS

Management of the Company

Effective July 18, 2006, Scott Absher and George LeFevre resigned as members of the board of directors of the Registrant, subject to the 10-day Period in the case of Mr. LeFevre. There were no disagreements between Mr. Absher, Mr. LeFevre, and any officer or director of the Registrant.

Effective July 18, 2006, Mr. Absher resigned as Chief Executive Officer of the Registrant.

Effective July 18, 2006, Mr. LeFevre resigned as the Chief Financial Officer and Secretary of the Registrant.

Effective July 18, 2006, Mr. Phillips was appointed as a member of the Registrant’s Board of Directors. Other than the transaction described in Item 1.01 above, no transactions occurred in the last two years to which the Registrant was a party in which Mr. Phillips had or is to have a direct or indirect material interest. Mr. Phillips has not been appointed to any committee of the Company’s Board of Directors.

Effective July 18, 2006, but subject to the 10-day Period, Mr. Phillips was also appointed as the Chief Executive Officer, Chief Financial Officer, and Secretary of the Registrant. Mr. Phillips currently has no employment agreement with the Registrant.

Mr. Phillips, age 34, is the Registrant’s Chief Executive Officer, Chief Financial Officer, Secretary, and Director. Mr. Phillips is also currently the President and Chief Executive Officer of Internet Media Group, Inc., a company he formed and has owned since March 1999. Internet Media Group, Inc. provides E-Commerce, Business Development and Project Management consulting services, and develops outsourcing relationships with outbound telemarketing organizations. Mr. Phillips’ business experience includes the creation and development of fully automated and robust backend lead generation systems comprised of Client, Vendor and Reporting modules including full A/P, A/C and Invoicing. Mr. Phillips has developed numerous websites ranging from lead generating sites to large, commercial sites with full responsibility for lead generation, web development and affiliate management, and he also has experience in developing strategic partnerships with leading e-commerce design, lead generation, and telecom providers. Mr. Phillips has also developed Internet affiliate and interactive brand marketing programs and he has managed an affiliate marketing program with over 50 volume producers generating in excess of $100,000 per month. Mr. Phillips also has experience in re-engineering E-Commerce business processes and work flows to maximize use of software applications and tools, and in conducting analysis of E-Commerce software systems used for automated web fulfillment and online credit card processing. Mr. Phillips has also provided extensive consultation services as a Senior Management Consultant in connection with the sale and reorganization of an Internet pharmacy company, in which the focus of his efforts included strategic planning and management of all aspects for future sale of the company and the company’s IPO. Mr. Phillips also has expertise in conducting market research and competitive analysis.

Certain Relationships and Related Transactions

Except with respect to the transaction described above, none of the Company’s directors or officers, nor the proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company’s incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. Neither the Company’s director or officers, nor the proposed Company director, is indebted to the Company.

Involvement in Certain Legal Proceedings

The Company is not aware of any directors or executive officers who have, during the past five years:

(a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b) been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities, or banking activities; and

(d) been found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, with any resulting judgment not being reversed, suspended, or vacated.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors, and persons who own more than ten percent of the Company's Common Stock, to file initial reports of beneficial ownership on Form 3, changes in beneficial ownership on Form 4 and an annual statement of beneficial ownership on Form 5, with the SEC. Such executive officers, directors and greater than ten percent shareholders are required by SEC rules to furnish the Company with copies of all such forms that they have filed. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representation that no other reports were required, the Company's officers, directors, and greater than 10% shareholders complied with all applicable Section 16(a) filing requirements.

Audit, Nominating, and Compensation Committees

We do not currently have a separately designated audit, nominating, or compensation committee. Our Board of Directors functions in the place of such committees for the Company. No individual on our Board of Directors possesses all of the attributes of a financial expert and no one on our Board of Directors is deemed to be a committee financial expert or otherwise. In forming our Board of Directors, we sought out individuals who would be able to guide our operations based on their business experience, both past and present, or their education. Our business model is not complex and our accounting issues are straightforward. We rely on the assistance of others, such as our accountant, to help us with the preparation of our financial information. We recognize that engaging qualified individuals to serve on such committees would be a valuable addition to Company, however, we are not, at this time, able to compensate such individuals, therefore, we may find it difficult to attract qualified candidates.

Meetings of the Board of Directors

The Board of Directors did not hold any meetings during the last full fiscal year. The Board of Directors did, however, take action by unanimous written consent on July 18, 2006 to approve the Stock Purchase Agreement, and therein also authorized and approved the issuance of 3,800,000 shares of common stock in connection therewith. The Board of Directors also took action by unanimous written consent on July 18, 2006 in connection with the approval of the appointment of Mr. Phillips as Chief Executive Officer, Chief Financial Officer, and Secretary of the Company, and as a Company director subject to the 10-day Period.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth summary information concerning the compensation received for services rendered to us during the last three completed fiscal years by our former and current executives:

Summary Compensation Table

					LONG TERM COMPENSATION
		ANNUAL COMPENSATION			AWARDS		PAYOUTS
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	LTIP Payout ($)	All Other Compen- sation ($)

Scott Absher,	2005	$-0-	-0-	-0-	-0-	-0-	-0-	-0-
Former CEO	2004	$-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2003	$-0-	-0-	-0-	-0-	-0-	-0-	-0-
George LeFevre,	2005	$-0-	-0-	-0-	-0-	-0-	-0-	-0-
Former CFO and Secretary	2004	$-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2003	$-0-	-0-	-0-	-0-	-0-	-0-	-0-
Silas Phillips,	2005	$-0-	-0-	-0-	-0-	-0-	-0-	-0-
Current CEO, CFO, and	2004	$-0-	-0-	-0-	-0-	-0-	-0-	-0-
Secretary	2003	$-0-	-0-	-0-	-0-	-0-	-0-	-0-

No annual compensation (including a bonus or other form of compensation) or long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, was paid during these periods.

Option/SAR Grants and Exercises

None.

Long-Term Incentive Plan ("LTIP") Awards

None.

Compensation of Directors

At the present time the Company does not pay its directors for attending meetings of the Board of Directors. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 26, 2006	STRATIVATION, INC.

By:/s/ Silas Phillips

Silas Phillips,

Chief Executive Officer